Exhibit 99.1

Thomson Reuters Reports First-Quarter 2019 Results

TORONTO, May 8, 2019 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the first quarter ended March 31, 2019 and reaffirmed its full-year Outlook for 2019 and 2020.

“The year is off to a solid start,” said Jim Smith, president and CEO of Thomson Reuters. “The trajectory of the business continued to improve on the progress made last year. Revenue growth is tracking to our outlook. Recurring revenue growth is the strongest we have seen in several years. Net sales are strong and our book of business continues to grow. Our transformation initiatives are on track and we are seeing good underlying margin improvement. We remain confident in our ability to achieve our 2019 and 2020 targets.”

Consolidated Financial Highlights—Three Months Ended March 31

Three Months Ended March 31, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2019	2018	Change	Change at Constant Currency
IFRS Financial Measures (1)
Revenues	$1,487	$1,379	8%
Operating profit	$274	$268	2%
Diluted earnings per share (EPS) (includes discontinued operations)	$0.23	$(0.48)	n/m
Cash flow from operations (includes discontinued operations)	$(58)	$419	n/m

Non-IFRS Financial Measures (1)
Revenues	$1,487	$1,379	8%	10%
Adjusted EBITDA	$397	$430	-8%	-8%
Adjusted EBITDA margin	26.7%	31.1%	-440bp	-520bp
Adjusted EPS	$0.36	$0.28	29%	25%
Free cash flow (includes discontinued operations)	$(177)	$120	n/m

n/m: not meaningful

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

Revenues increased 8%, due to the inclusion of revenues paid by Refinitiv to Reuters News for providing news and editorial content, and also to higher recurring revenues across all other customer segments.

o	At constant currency, revenues increased 10%; currency had a $26 million (2%) negative impact during the quarter.
o

Organic revenue growth was 3%, driven by a 6% increase in recurring revenues, which comprised 76% of total revenues. The 6% increase in recurring revenues was partially offset by a 3% decline in transactions revenues (13% of total revenues) and a 4% decline in Global Print revenues (11% of total revenues).

Operating profit increased 2% due to benefits from other operating gains, which included gains from the sales of several small businesses.

o

Adjusted EBITDA, which excludes other operating gains, decreased 8% and the margin decreased to 26.7%, primarily due to costs and investments to reposition the company following the separation of the Financial & Risk (F&R) business to create Refinitiv.

Diluted EPS was $0.23 compared to a loss of $0.48 in the prior-year period, which included an $844 million deferred tax charge associated with the sale of the company’s F&R business, which was recorded in discontinued operations.

o	Adjusted EPS, which excludes discontinued operations, was $0.36 compared to $0.28 in the prior-year period, primarily reflecting a benefit from lower common shares and lower interest expense.

Thomson Reuters Reports First-Quarter 2019 Results

Cash flow from operations decreased reflecting a contribution to a pension plan, the loss of cash flows from the company’s former F&R business (which were included in the prior-year period, but are no longer included as of October 1, 2018), and investments to reposition Thomson Reuters following the separation of F&R from the company.

o	Free cash flow decreased for the same reasons.

Highlights by Customer Segment – Three Months Ended March 31

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	March 31,		Change
	2019	2018	Total	Foreign Currency	Constant Currency
Revenues
Legal Professionals	$594	$585	2%	-1%	3%
Corporates	352	329	7%	-2%	8%
Tax Professionals	222	217	2%	-3%	5%
Reuters News	155	72	115%	-6%	121%
Global Print	165	177	-7%	-3%	-4%
Eliminations	(1)	(1)

Revenues	$1,487	$1,379	8%	-2%	10%

Adjusted EBITDA
Legal Professionals	$227	$191	19%	0%	19%
Corporates	118	111	6%	1%	5%
Tax Professionals	93	80	16%	-5%	21%
Reuters News	16	8	97%	15%	82%
Global Print	74	81	-9%	-1%	-8%
Corporate costs	(131)	(41)	n/a	n/a	n/a

Adjusted EBITDA	$397	$430	-8%	1%	-8%

Adjusted EBITDA Margin
Legal Professionals	38.2%	32.6%	560bp	40bp	520bp
Corporates	33.6%	33.8%	-20bp	70bp	-90bp
Tax Professionals	41.9%	37.1%	480bp	-50bp	530bp
Reuters News	10.3%	11.3%	-100bp	110bp	-210bp
Global Print	44.8%	45.7%	-90bp	90bp	-180bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	26.7%	31.1%	-440bp	80bp	-520bp
n/a; not applicable

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance. Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole-dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Legal Professionals

Revenues increased 3% to $594 million.

o	Recurring revenues grew 4% and grew 5% organically (93% of total).
o	Transactions revenues declined 13% and declined 9% organically (7% of total).

Thomson Reuters Reports First-Quarter 2019 Results

Adjusted EBITDA increased 19% to $227 million.

o	The margin increased from 32.6% to 38.2% primarily due to higher revenues, savings from efficiency initiatives and the favorable timing of expenses.

Corporates

Revenues increased 8% to $352 million, primarily due to strong recurring revenue growth. The acquisition of Integration Point (a global trade management business) in the fourth quarter of 2018 contributed approximately 3% to the growth rate.

o	Recurring revenues grew 12% (76% of total), driven by organic revenue growth of 9% and revenues from the acquisition of Integration Point.
o

Transactions revenues declined 2% and declined 4% organically (24% of total), due in part to lower revenues from the Pangea3/Legal Managed Services (LMS) business. In April 2019, the company signed a definitive agreement to sell the Pangea3/LMS business to EY and the sale is expected to close later in the second quarter.

Adjusted EBITDA increased 6% to $118 million.

o	The margin decreased from 33.8% to 33.6% as higher revenues mostly offset the dilutive impact of the Integration Point acquisition.

Tax Professionals

Revenues increased 5% to $222 million.

o	Recurring revenues grew 7%—all organic (78% of total).
o	Transactions revenues were consistent with the prior-year period (22% of total).

Adjusted EBITDA grew 16% to $93 million.

o	The margin increased from 37.1% to 41.9% due to higher revenues, the favorable timing of expenses and efficiency savings.

Reuters News

Revenues increased 121% to $155 million due to revenue from the 30-year agreement for Reuters News to supply news and editorial content to Refinitiv, which began in the fourth quarter of 2018.

o	Organic revenues increased 3%, partly attributable to a price increase related to the Refinitiv agreement.

Adjusted EBITDA was $16 million, an increase of $8 million primarily due to timing of expenses.

Global Print

Revenues decreased 4% to $165 million.

Adjusted EBITDA decreased 9% to $74 million.

o	The margin decreased from 45.7% to 44.8%.

Corporate Costs

Corporate costs at the adjusted EBITDA level were $131 million compared to $41 million in the prior-year period. As previously disclosed, the increase was due to costs and investments to reposition Thomson Reuters following the separation of F&R. These cash costs and investments are expected to continue throughout 2019.

Thomson Reuters Reports First-Quarter 2019 Results

Business Outlook for 2019 and 2020 (At Constant Currency)

Thomson Reuters today reaffirmed its Outlook for 2019 and 2020. The company’s Outlook for 2019 and 2020 assumes constant currency rates compared to 2018 and does not factor in the impact of acquisitions or divestitures that may occur. The company has provided a full-year Outlook for two years because 2019 will be materially impacted by costs to separate the business from Refinitiv and reposition it for growth, while 2020 should represent the first year that the company’s financial performance will reflect the benefits from its actions, without material costs related to the actions.

	2018 Actual	2019 Outlook Before Currency	2020 Outlook Before Currency
Revenue Growth	4%(1)	7% – 8.5%(2)	3.5% – 4.5%
Adjusted EBITDA	$1.4 billion ($1.3 billion before currency)	$1.4 – $1.5 billion(3)	30.0% – 31.0%(3)
Corporate Costs	$499 million	~$570 million	$140 – $190 million
Free Cash Flow	$1.1 billion	$0 – $300 million	$1.0 – $1.2 billion
Capital Expenditures – % of Revenue	~10%	~9%	7.5% – 8.0%
Depreciation & Amortization of Computer Software	$510 million	$600 – $625 million(3)	TBD
Interest Expense (P&L)	$260 million	$150 – $175 million	TBD
Effective Tax Rate on Adjusted Earnings	15%	16% – 19%	~20%

(1)	2018 organic revenue growth was 2.5%.
(2)

2019 organic revenue growth is expected to be 3%—3.5%. For purposes of the organic growth calculation, the initial contract value of the company’s 30-year agreement with Refinitiv that was signed on October 1, 2018 is treated as an acquisition until October 1, 2019.

(3)

The impact of the new lease accounting standard (IFRS 16) is expected to increase both adjusted EBITDA and depreciation and amortization of computer software by an estimated $40 million in 2019 and $50 million in 2020 and is reflected in this Outlook. IFRS 16 has no impact on free cash flow.

Some of the forward-looking financial measures in the Outlook above are provided on a non-IFRS basis. See the section below entitled “Non-IFRS Financial Measures” for more information. The information in this section is forward-looking and should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Reports First-Quarter 2019 Results

Dividend and Share Repurchases

In February 2019, the company announced that its Board of Directors approved a $0.04 per share annualized increase in the dividend to $1.44 per common share (representing the 26th consecutive year of dividend increases). A quarterly dividend of $0.36 per share is payable on June 17, 2019 to common shareholders of record as of May 23, 2019.

Earlier this year, the company announced plans to repurchase up to an additional $250 million of its shares under its normal course issuer bid. The company repurchased $190 million of shares in the first quarter (approximately $40 million of which were repurchased using part of the remaining proceeds of the F&R transaction, as announced in 2018).

Refinitiv Ownership Interest

On October 1, 2018, Thomson Reuters sold a 55% interest in the company’s F&R business, which is now known as Refinitiv. Except as otherwise noted, all amounts noted in this news release are from continuing operations and exclude the results of the company’s former F&R business. The company’s IFRS earnings per share since October 1, 2018 have included its share of results from its 45% investment in Refinitiv, which is removed from the company’s non-IFRS calculation of adjusted EPS. The company’s results since October 1, 2018 also have included new revenues in the Reuters News business from providing news and editorial content to Refinitiv since that day. Additional information regarding Refinitiv’s financial results is provided in the appendix to this news release.

Thomson Reuters

Thomson Reuters (TSX/NYSE: TRI) is the world’s leading provider of news and information-based tools to professionals. Our worldwide network of journalists and specialist editors keep customers up to speed on global developments, with a particular focus on legal, regulatory and tax changes. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the customer segment level), free cash flow, adjusted EPS, selected measures excluding the impact of foreign currency, and changes in revenues computed on an organic basis. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s Outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its Outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for Outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most comparable IFRS measures because it cannot predict, with reasonable certainty, the 2019 or 2020 impact of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions that it does not currently anticipate.

Thomson Reuters Reports First-Quarter 2019 Results

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in the “Business Outlook for 2019 and 2020 (At Constant Currency)” section, Mr. Smith’s comments, statements regarding the expected timing for the closing of the sale of the Pangea3/LMS business, the company’s plans to make future share repurchases, and expectations for Corporate costs, are forward-looking. The words “expect”, “believe”, “target” and “will” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that the events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; fraudulent or unpermitted data access or other cyber-security or privacy breaches; failures or disruptions of telecommunications, data centers, network systems or the Internet; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth; increased accessibility to free or relatively inexpensive information sources; failure to derive fully the anticipated benefits from the Refinitiv strategic partnership with Blackstone; failure to efficiently complete the separation of Refinitiv from Thomson Reuters; failure to adapt to organizational changes and effectively implement strategic initiatives; failure to meet the challenges involved in operating globally; failure to maintain a high renewal rate for recurring, subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to attract, motivate and retain high quality management and key employees; failure to protect the brands and reputation of Thomson Reuters; inadequate protection of intellectual property rights; threat of legal actions and claims; downgrading of credit ratings and adverse conditions in the credit markets; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; risk of antitrust/competition-related claims or investigations; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; impairment of goodwill and other identifiable intangible assets; and the ability of Thomson Reuters Founders Share Company to affect the company’s governance and management. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

The company’s 2019 and 2020 business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Economic and market assumptions include, but are not limited to, GDP growth in the United States (77% of the company’s 2018 revenues) and secondarily, in other countries where Thomson Reuters operates; a continued increase in the demand and need for high quality information and tools that help automate or manage workflow solutions and drive productivity and efficiency; a continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory, geopolitical and commercial changes, developments and environments; and a continued increase in customers seeking software-as-a-service or other cloud-based offerings. Internal financial and operational assumptions include, but are not limited to, continued growth in the company’s recurring revenue base which offsets anticipated declines in its global print business; acquiring new customers by enhancing the company’s digital platforms and propositions and through other sales initiatives; improving customer retention through commercial simplification efforts and customer service improvements; the company’s ability to continue to combine information, technology and human expertise in offerings that meet evolving customer demands and needs; the company’s ability to reduce stranded costs related to the F&R transaction and the separation of the two businesses to less than $50 million in 2020; and the successful execution of a number of efficiency initiatives that are expected to generate cost savings, such as reducing headcount, office locations and the number of products offered by the company and the leveraging of fewer, shared technology platforms.

The company has provided an Outlook for the purpose of presenting information about current expectations for 2019 and 2020. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Thomson Reuters Reports First-Quarter 2019 Results

CONTACTS

MEDIA David Crundwell Head of Communications +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com

Thomson Reuters will webcast a discussion of its first-quarter 2019 results today beginning at 8:30 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting ir.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports First-Quarter 2019 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended
	March 31,
	2019	2018
CONTINUING OPERATIONS
Revenues	$1,487	$1,379
Operating expenses	(1,091)	(952)
Depreciation	(34)	(30)
Amortization of computer software	(105)	(98)
Amortization of other identifiable intangible assets	(27)	(29)
Other operating gains (losses), net	44	(2)

Operating profit	274	268
Finance costs, net:
Net interest expense	(35)	(78)
Other finance (costs) income	(11)	7

Income before tax and equity method investments	228	197
Share of post-tax (losses) earnings in equity method investments	(97)	2
Tax expense	(5)	(27)

Earnings from continuing operations	126	172
Loss from discontinued operations, net of tax	(10)	(483)

Net earnings (loss)	$116	$(311)

Earnings (loss) attributable to:
Common shareholders	116	(339)
Non-controlling interests	—	28
Earnings (loss) per share:
Basic and diluted earnings (loss) per share:
From continuing operations	$0.25	$0.24
From discontinued operations	(0.02)	(0.72)

Basic and diluted earnings (loss) per share	$0.23	$(0.48)

Basic weighted-average common shares	501,888,688	710,763,749

Diluted weighted-average common shares	503,649,290	711,498,620

Thomson Reuters Reports First-Quarter 2019 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	March 31,	December 31,
	2019	2018
Assets
Cash and cash equivalents	$2,258	$2,706
Trade and other receivables	1,137	1,313
Other financial assets	48	76
Prepaid expenses and other current assets	553	434

Current assets	3,996	4,529
Computer hardware and other property, net	460	473
Computer software, net	884	908
Other identifiable intangible assets, net	3,298	3,324
Goodwill	5,091	5,076
Equity method investments	2,074	2,207
Other financial assets	109	53
Other non-current assets	552	446
Deferred tax	31	31

Total assets	$16,495	$17,047

Liabilities and equity
Liabilities
Current indebtedness	—	$3
Payables, accruals and provisions	$1,245	1,549
Deferred revenue	747	815
Other financial liabilities	186	95

Current liabilities	2,178	2,462
Long-term indebtedness	3,223	3,213
Provisions and other non-current liabilities	1,163	1,268
Other financial liabilities	216	79
Deferred tax	718	799

Total liabilities	7,498	7,821

Equity
Capital	5,367	5,348
Retained earnings	4,502	4,755
Accumulated other comprehensive loss	(872)	(877)

Total equity	8,997	9,226

Total liabilities and equity	$16,495	$17,047

Thomson Reuters Reports First-Quarter 2019 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,
	2019	2018
Cash (used in) provided by:
Operating activities
Earnings from continuing operations	$126	$172
Adjustments for:
Depreciation	34	30
Amortization of computer software	105	98
Amortization of other identifiable intangible assets	27	29
Net gains on disposals of businesses and investments	(24)	—
Deferred tax	(64)	5
Other	130	47
Pension contribution	(167)	—
Changes in working capital and other items	(168)	(172)

Operating cash flows from continuing operations	(1)	209
Operating cash flows from discontinued operations	(57)	210

Net cash (used in) provided by operating activities	(58)	419

Investing activities
Acquisitions, net of cash acquired	(4)	(27)
Proceeds from disposals of businesses and investments	34	—
Capital expenditures	(110)	(179)
Other investing activities	3	—

Investing cash flows from continuing operations	(77)	(206)
Investing cash flows from discontinued operations	29	(108)

Net cash used in investing activities	(48)	(314)

Financing activities
Proceeds from debt	—	1,370
Net repayments under short-term loan facilities	—	(1,252)
Payments of lease principal	(11)	—
Repurchases of common shares	(190)	—
Dividends paid on preference shares	(1)	(1)
Dividends paid on common shares	(174)	(236)
Other financing activities	35	—

Financing cash flows from continuing operations	(341)	(119)
Financing cash flows from discontinued operations	—	(11)

Net cash used in financing activities	(341)	(130)

Decrease in cash and bank overdrafts	(447)	(25)
Translation adjustments	2	1
Cash and bank overdrafts at beginning of period	2,703	868

Cash and bank overdrafts at end of period	$2,258	$844

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$2,258	$502
Cash and cash equivalents in assets held for sale	—	346
Bank overdrafts	—	(4)

	$2,258	$844

Thomson Reuters Reports First-Quarter 2019 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended March 31,
	2019	2018
Earnings from continuing operations	$126	$172
Adjustments to remove:
Tax expense	5	27
Other finance costs (income)	11	(7)
Net interest expense	35	78
Amortization of other identifiable intangible assets	27	29
Amortization of computer software	105	98
Depreciation	34	30

EBITDA	$343	$427
Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	97	(2)
Other operating (gains) losses, net	(44)	2
Fair value adjustments	1	3

Adjusted EBITDA	$397	$430

Adjusted EBITDA margin(1)	26.7%	31.1%

Thomson Reuters Corporation

Reconciliation of Net Earnings (Loss) to Adjusted Earnings(2)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended March 31,
	2019	2018	Change
Net earnings (loss)	$116	$(311)
Adjustments to remove:
Fair value adjustments	1	3
Amortization of other identifiable assets	27	29
Other operating (gains) losses, net	(44)	2
Other finance costs (income)	11	(7)
Share of post-tax losses (earnings) in equity method investments	97	(2)
Tax on above items	(25)	(5)
Tax items impacting comparability	(11)	2
Loss from discontinued operations, net of tax	10	483
Interim period effective tax rate normalization(3)	—	4
Dividends declared on preference shares	(1)	(1)

Adjusted earnings	$181	$197

Adjusted EPS	$0.36	$0.28	29%

Foreign currency(4)			4%
Before currency (4)			25%
Diluted weighted-average common shares (millions)	503.6	711.5

Refer to page 13 for footnotes.

Thomson Reuters Reports First-Quarter 2019 Results

Thomson Reuters Corporation

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(5)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	March 31,
	2019	2018
Net cash (used in) provided by operating activities	$(58)	$419
Capital expenditures	(110)	(179)
Capital expenditures from discontinued operations	—	(108)
Other investing activities	3	—
Payments of lease principal	(11)	—
Dividends paid on preference shares	(1)	(1)
Dividends paid to non-controlling interests from discontinued operations	—	(11)

Free cash flow	$(177)	$120

Thomson Reuters Corporation

Reconciliation of Changes in Segment and Consolidated Revenues (for Total Revenues, Recurring Revenues and

Transactions Revenues) to Changes in Revenues on an Organic Basis(6)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	March 31,		Change
	2019	2018	Total	Foreign Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$594	$585	2%	-1%	—	3%
Corporates	352	329	7%	-2%	3%	6%
Tax Professionals	222	217	2%	-3%	—	5%
Reuters News	155	72	115%	-6%	118%*	3%
Global Print	165	177	-7%	-3%	—	-4%
Eliminations	(1)	(1)	—	—	—	—

Revenues	$1,487	$1,379	8%	-2%	7%	3%

Recurring Revenues
Legal Professionals	$550	$533	3%	-1%	—	5%
Corporates	269	243	10%	-2%	3%	9%
Tax Professionals	173	167	4%	-3%	—	7%
Reuters News	145	62	133%	-3%	135%*	1%

Total Recurring Revenues	$1,137	$1,005	13%	-2%	9%	6%

Transactions Revenues
Legal Professionals	$44	$52	-15%	-1%	-4%	-9%
Corporates	83	86	-3%	-1%	3%	-4%
Tax Professionals	49	50	-2%	-2%	—	—
Reuters News	10	10	3%	-27%	—	31%

Total Transactions Revenues	$186	$198	-5%	-3%	—	-3%

*	Includes initial contract value of revenues in Reuters News for providing news and editorial content to Refinitiv under the 30-year agreement that began in the fourth quarter of 2018.

Growth percentages are computed using whole dollars. Components of revenue growth may not total due to rounding.

Refer to page 13 for footnotes.

Thomson Reuters Reports First-Quarter 2019 Results

Footnotes

(1)

Thomson Reuters defines adjusted EBITDA for its business segments as earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items. Consolidated adjusted EBITDA is comprised of adjusted EBITDA for its business segments and corporate costs. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues. Thomson Reuters uses adjusted EBITDA because it provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose. Adjusted EBITDA also represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used by Thomson Reuters and investors to assess a company’s ability to incur and service debt.

(2)

Adjusted earnings and adjusted EPS include dividends declared on preference shares but exclude the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Thomson Reuters calculates the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item. Adjusted EPS is calculated using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders. Thomson Reuters uses adjusted earnings and adjusted EPS as they provide a more comparable basis to analyze earnings and they are also measures commonly used by shareholders to measure the company’s performance.

(3)

Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

(4)

The changes in revenues, adjusted EBITDA and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior-year period’s local currency equivalent using the same exchange rates.

(5)

Free cash flow (includes free cash flow from continuing and discontinued operations) is net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities less capital expenditures, payments of lease principal, dividends paid on the company’s preference shares, and dividends paid to non-controlling interests from discontinued operations. Thomson Reuters uses free cash flow as it helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.

(6)

Changes in revenues computed on an organic basis are revenues at constant currency excluding the impacts from acquisitions and dispositions, as well as the initial contract value of the 30-year Reuters News agreement with Refinitiv signed in 2018. Thomson Reuters uses organic growth because it provides further insight into the performance of its existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

Thomson Reuters Reports First-Quarter 2019 Results

APPENDIX – INFORMATION ABOUT REFINITIV

As of October 1, 2018, Thomson Reuters owns a 45% interest in Refinitiv, which was formerly its wholly owned F&R business. 55% of Refinitiv is owned by private equity funds managed by Blackstone. Beginning with the fourth quarter of 2018, Thomson Reuters’ IFRS results include the company’s 45% share of Refinitiv’s results reported in a single line item on the company’s consolidated income statement titled “Share of post-tax (losses) earnings in equity method investments.” Thomson Reuters’ non-IFRS measures, including adjusted earnings, exclude its share of post-tax results in Refinitiv and other equity method investments.

Because Refinitiv has only been in existence since October 1, 2018, there are no financial statements for the business for the three months ended March 31, 2018. The table below sets forth selected financial information for 100% of Refinitiv for the first quarter of 2019, on both an IFRS and non-IFRS basis, as well as a reconciliation between the two bases, as provided to Thomson Reuters from Refinitiv for inclusion in this news release. A reconciliation from Refinitiv’s IFRS measures to its non-IFRS measures is also included in this appendix. The information for the first quarter of 2018 that was previously reported for the F&R business by Thomson Reuters is not fully comparable to Refinitiv’s current basis of presentation, as Refinitiv must apply accounting rules related to the purchase of the business and because Refinitiv defines its non-IFRS measures differently than Thomson Reuters. To provide a reasonable basis to assess revenue trends for the business, Thomson Reuters has noted the first quarter 2018 F&R revenues, as previously reported by the company on a discontinued operations basis prior to the change in ownership, and provided a supplemental change before currency and purchase accounting adjustments.

(millions of U.S. dollars, except for margin)	Three months ended March 31,
(unaudited)			Change
	Refinitiv Actuals 2019	As Reported by Thomson Reuters 2018	Total	Before Currency & Purchase Accounting Adjustments
IFRS Measures

Revenues	$1,567	$1,583	-1%	3%

Net loss	$(201)
Cash flow from operations	$(200)
Capital expenditures	$132
Debt at March 31, 2019	$12,906
Preferred equity at March 31, 2019	$1,073

Non-IFRS Measures
Adjusted EBITDA	$557
Adjusted EBITDA margin	35.5%
Free cash flow	$(341)

Thomson Reuters Reports First-Quarter 2019 Results

The following reconciliation of IFRS measures to non-IFRS measures was provided by Refinitiv. The definitions of non-IFRS measures used by Refinitiv are not the same as those used by Thomson Reuters.

Refinitiv

Reconciliation of Net Loss to Adjusted EBITDA

(millions of U.S. dollars, except for margins)

(unaudited)

Three Months Ended
March 31, 2019
Net loss	$(201)
Adjustments to remove:
Tax benefit	(25)
Finance costs	196
Depreciation and amortization	479

EBITDA	$449
Adjustments to remove:
Other operating losses	2
Fair value adjustments	9
Transformation-related costs	97

Adjusted EBITDA	$557

Adjusted EBITDA margin	35.5%

Refinitiv

Reconciliation of Net Cash Used In Operating Activities to Free Cash Flow

(millions of U.S. dollars)

(unaudited)

Three Months Ended
March 31, 2019
Net cash used in operating activities	$(200)
Capital expenditures	(132)
Proceeds from disposals of property and equipment	1
Other investing activities	(1)
Dividends paid to non-controlling interests	(9)

Free cash flow	$(341)